UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
RF Industries, Ltd.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
749552105
(CUSIP Number)
Mark Holdsworth 140 S. Lake Ave., Suite 304 Pasadena, CA 91101 (626) 765-9950
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
Mark Keith Holdsworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
71,177 (1)
	8.	SHARED VOTING POWER
441,388 (2)
	9.	SOLE DISPOSITIVE POWER
71,177 (1)
	10.	SHARED DISPOSITIVE POWER
441,388 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
512,565
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) reported herein for which Mark Holdsworth has sole voting and dispositive power are held in his personal account or by The Holdsworth Family Living Trust (the “Trust”). Mr. Holdsworth serves as the trustee of the Trust.

(2) The shares of Common Stock reported herein for which Mr. Holdsworth has shared voting and dispositive power are held directly by THG Securities Fund, L.P. (the “Fund”). Mr. Holdsworth is the founder of The Holdsworth Group, LLC, which is a managing member of THG Securities Advisors, LLC (the “Manager”), the general partner and the investment manager of the Fund, and, in such capacity, Mr. Holdsworth exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares.

(3) Percent of class beneficially owned is calculated based on 10,040,598 shares of Common Stock outstanding as of September 9, 2021, as reported by the Issuer in the Form 10-Q for the quarterly period ended July 31, 2021 as filed with the SEC on September 13, 2021.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”), of RF Industries, Ltd., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7610 Miramar Road, Bldg. 6000, San Diego, CA 92126-4202.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Mark Holdsworth (the “Reporting Person”).

(b)	The business address of the Reporting Person is 140 S. Lake Ave., Suite 304, Pasadena, CA 91101.

(c)	Mr. Holdsworth is the founder of The Holdsworth Group, LLC, which is a managing member of THG Securities Advisors, LLC (the “Manager”), the general partner and investment manager of THG Securities Fund, L.P. (the “Fund”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	Mr. Holdsworth is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the shares of the Common Stock held directly by the Fund (the “Fund Shares”) was the working capital of the Fund. The total purchase price for the Fund Shares was approximately $2,730,470, including brokerage commissions, based on the average net purchase price per share of these shares.

The source of the funds for the shares of the Common Stock held directly by Mr. Holdsworth and The Holdsworth Family Living Trust (the “Trust”) was his personal funds. The total purchase price for these shares was approximately $136,476, including brokerage commissions, based on the average net purchase price per share of these shares. Mr. Holdsworth also received shares of restricted stock as compensation for his services as a director of the Issuer and Chairman of the Issuer’s Board and the Strategic Planning and Capital Allocation Committee. To the extent required by this Item 3 of Schedule 13D, the information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

Change in the Issuer’s Board of Directors

In December 2020, the Issuer’s Board of Directors (“Board”) appointed Mr. Holdsworth to serve as a director and thereafter appointed him as Chairman of the Board in June 2021. Mr. Holdsworth was also appointed (i) as a member of the Board’s Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee in December 2020 and (ii) as the Chairman of the newly established Strategic Planning and Capital Allocation Committee in March 2021. To fill the vacancy created by the retirement of a former director, Mr. Holdsworth was appointed a director to serve until the annual meeting of the Issuer’s stockholders (the “Annual Meeting”) on September 8, 2021, at which time he was elected to serve as a Class II director until the Annual Meeting to be held in 2024, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Mr. Holdsworth is compensated under the Issuer’s director compensation program, as most recently described in the Issuer’s 2021 proxy statement filed with the Securities and Exchange Commission (the “SEC”) on July 27,2021. As part of his annual compensation for the year ending September 2021, Mr. Holdsworth was granted (i) 5,757 shares of restricted stock as partial compensation for serving on the Board, (ii) 1,344 shares of restricted stock in connection with his appointment as Chairman of the Strategic Planning and Capital Allocation Committee, which was determined by prorating the $15,000 annual cash payment through the remaining term ending September 15, 2021; and (iii) 496 shares of restricted stock as the pro-rated portion of his compensation for serving as Chairman of the Board. Mr. Holdsworth also entered into an indemnification agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors, the form of which was filed as Exhibit 10.21 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on December 29, 2020.

In addition, Mr. Holdsworth is entitled to cash and equity compensation pursuant to the Issuer’s director compensation program. Pursuant to the director compensation program, as a non-employee director, Mr. Holdsworth is entitled to receive an annual retainer of $50,000, which amount is paid one-half in cash and one-half through the grant of equity awards. In addition, Mr. Holdsworth receives annual retainers as the Chairman of the Board and the Chairman of the Strategic Planning and Capital Allocation Committee, in each case, in an amount of $15,000. On September 8, 2021, Mr. Holdsworth was granted 5,785 shares of restricted stock for his services as a director on Chairman of the Board and as Chair of the Strategic Planning and Capital Allocation Committee.

Pursuant to the policies of the Manager, all cash compensation that Mr. Holdsworth receives in connection with his service on the Board or any committee of the Board will be paid by the Issuer directly to Manager.

Other Plans or Proposals of the Reporting Person

Subject to applicable securities laws, rules and regulations, the Reporting Person for himself or on behalf of the Trust and/or the Fund may seek to acquire additional securities of the Issuer (which may include securities rights and securities exercisable or convertible into securities of Issuer), dispose of all or a portion of the securities of the Issuer beneficially owned by him or his affiliates, or otherwise to engage in hedging or similar transactions with respect to securities of the Issuer. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Person expects to discuss his and his affiliates’ investments in the Issuer and the foregoing investment considerations with the Issuer’s Board, management, other investors, industry analysts and others. These considerations, these discussions and other factors also may result in the Reporting Person’s consideration of various alternatives with respect to his and his affiliates’ investments, including possible changes in the present Board and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Person for himself, the Trust and/or on behalf of the Fund may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in his or its best interests.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a)	As of the date of this filing, the Reporting Person has beneficial ownership of 512,565 shares of Common Stock, which represents 5.1% of the Issuer’s aggregate Common Stock outstanding. For purposes of this Schedule 13D, the percent of class beneficially owned was calculated based on 10,040,598 shares of Common Stock outstanding as of September 9, 2021, as reported by the Issuer in the Form 10-Q for the quarterly period ended July 31, 2021 as filed with the SEC on September 13, 2021.

(b)	As of the date of this filing, the Reporting Person has the following voting power and dispositive power with respect to the reported securities:

(1) Sole Voting Power: 71,177

(2) Shared Voting Power: 441,388

(3) Sole Dispositive Power: 71,177

(4) Shared Dispositive Power: 441,388

(c)	The information in Item 3 above relating to the transactions effected by the Reporting Person in the Issuer’s Common Stock is incorporated herein by reference. Transactions effected by the Reporting Person in the Issuer’s securities that have taken place in the preceding 60 days are attached as Schedule A.

(d)	Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the applicable fund.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, the Reporting Person is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022

/s/Mark Holdsworth
Mark Holdsworth

SCHEDULE A

The following transactions in the securities of the Issuer were effected by the Reporting Person during the preceding 60 days. Each transaction was an open market purchase on behalf of the Fund.

Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
12/23/2021	10,000	$7.465406
12/27/2021	3,014	$7.685501
12/28/2021	10,557	$7.9855
12/30/2021	20,000	$7.729741
12/31/2021	13,480	$8.107786